EXHIBIT 99.3

PROXY

Annual and Special Meeting of the Shareholders of

CRYPTOLOGIC LIMITED

to be held on June 17, 2008

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF CRYPTOLOGIC LIMITED

The undersigned shareholder of CryptoLogic Limited (the “Company”), hereby appoints ROBERT STIKEMAN, or failing him, BRIAN HADFIELD, or instead of either of them,  ______________________, as proxy with power of substitution, to attend and vote for the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on Tuesday, June 17, 2008 at The Sutton Place Hotel, 955 Bay Street, Toronto, Ontario, Canada at the hour of 4:30 p.m. (Eastern Time),and at any adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

1.	FOR ☐ or AGAINST ☐ or, if no specification is made, VOTE FOR the adoption of the 2008 Incentive Stock Option Plan as set out in the Management Information Circular.

2.

FOR ☐ or AGAINST ☐ or, if no specification is made, VOTE FOR the adoption of the amendment to the 2008 Incentive Stock Option Plan to authorize the granting of 100,000 options to non-employee directors as set out in the Management Information Circular.

3.

FOR ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR the election of the persons proposed as directors in the Management Information Circular until the next Annual Meeting of Shareholders or until their successors shall be elected or appointed.

4.	FOR ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR authorizing the re-appointment of auditors: KPMG LLP and authorizing the directors to fix the auditor’s remuneration.

5.	FOR ☐ or AGAINST ☐ or, if no specification is made, VOTE FOR in his discretion, such other issues as many properly come before the meeting.

TO BE VALID, THIS PROXY MUST BE SIGNED AND DEPOSITED WITH EQUITY TRANSFER & TRUST COMPANY, 400-200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, NOT LATER THAN THE CLOSE OF BUSINESS ON JUNE 16, 2008, OR, IF THE MEETING IS ADJOURNED, 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNMENT OF THE MEETING.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED.

DATED the ____________	day of __________,	2008.

Name of Shareholder	(Please Print)

Signature of Shareholder

(SEE NOTES ON REVERSE)

NOTES:

(1)

A shareholder has the right to appoint a person to represent him at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2)	If an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

(3)	Reference is made to the accompanying management information circular for further information regarding completion and use of this proxy and other information relating to the meeting.

(4)

If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(5)	If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Company.